Exhibit 99.16

Execution Version

To:          Mobile Charging Investment Limited (you or the Company)

31 October 2025

Dear Sirs,

Project Flash – Commitment Letter

We, China Merchants Bank Haikou Branch (招商银行股份有限公司海口分行) (the Lender, we or us) are pleased to set out in this letter the terms and conditions on which we are willing to underwrite and fund a term facility up to RMB1,575,000,000 (or its USD equivalent).

You have advised us that you are proposing to (directly or indirectly) acquire, by way of merger through Mobile Charging Merger Limited, which is a direct subsidiary of the Company (the Merger Subsidiary), the entire issued share capital of Smart Share Global Limited (NASDAQ: EM) (the Target, together with its subsidiaries, the Target Group, and each member of the Target Group being a Target Group Member) pursuant to the agreement and plan of merger (the Merger Agreement) to be entered into among the Company, the Merger Subsidiary, Mobile Charging Group Holdings Limited (Parent) and the Target (the Merger), with consummation of the Merger (the Completion) taking place subject to the terms and conditions of the Merger Agreement.

The Company is a direct subsidiary of Parent. At the Completion, the shareholders of Parent will include funds, partnerships and/or other entities owned, managed, controlled and/or advised by TCP V GP Ltd. and/or 苏州信宸投资管理合伙企业（有限合伙）(together with their respective affiliates, Trustar Capital), Mr. Mars Guangyuan Cai, Mr. Peifeng Xu, Mr. Victor Yaoyu Zhang and Ms. Maria Yi Xin together with any additional parties who may accede to the interim investors agreement to be entered into concurrently with the execution and delivery of the Merger Agreement in accordance with the terms thereof and/or any of their respective affiliates (together as the Sponsors).

This letter is to be read together with the term sheet attached as Schedule 1 hereto (the Term Sheet). This letter and the Term Sheet are the Commitment Documents.

Unless otherwise defined in this letter or unless the context otherwise requires, terms defined in the other Commitment Documents shall have the same meaning when used in this letter.

1.	Commitment

1.1	You are seeking a commitment up to RMB1,575,000,000 (or its USD equivalent) for a term loan facility (the Term Facility).

1.2	We hereby agree to underwrite, provide and fund the Term Facility solely on the terms and conditions set out in the Commitment Documents.

2.	INFORMATION

2.1	You hereby represent and warrant that:

(a)	(insofar as it relates to any member of the Target Group, to your knowledge having made due and careful enquiry) all written (including emails) factual information that has been or will be made available to us by or on behalf of you or any Obligor in connection with the transactions contemplated hereby (the Information), when taken as a whole, is true and accurate in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time up to and including the time when such representation or warranty is made or repeated); and

(b)	any projections and forecasts that have been or will be made available to us by or on behalf of you or any Obligor (the Projections), have been or will be prepared in good faith on the basis of recent historical information and based upon assumptions believed by you in good faith to be reasonable at the time such Projections are furnished (it being recognized by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).

2.2	The representations and warranties set out in paragraph 2.1 are deemed to be made by you (a) on the date of this letter and (b) (to the extent that they relate to any Information provided on or after the date of this letter) on each date on which such Information is provided.

2.3	You shall promptly notify the Lender in writing after becoming aware that any representation and warranty set out in paragraph 2.1 above is incorrect or misleading and agree to supplement the Information promptly from time to time to ensure that each such representation and warranty is correct in any material respect when made.

2.4	Notwithstanding anything to the contrary contained in this letter, none of the making or repeating of any representation or warranty under this paragraph 2, or the accuracy of any such representation shall constitute a condition precedent to the availability and initial funding of the Facility, including, without limitation, under paragraph 3.1 of this letter.

3.	Conditions

3.1	The availability of the Term Facility and the Lender’s obligations to underwrite and fund the Term Facility is subject only to:

(a)	receipt by us of a copy of this letter countersigned by you and compliance by the Borrower in all material respects with the terms of the Commitment Documents;

(b)	execution of a mutually acceptable Facility Agreement reflecting the terms and conditions set out in the Term Sheet, by all parties thereto, in accordance with paragraph 4 (Finance Documents) of this letter; and

(c)	satisfaction of the Certain Funds Conditions and the Initial Conditions Precedent set out in the Term Sheet.

There are no other conditions, implied or otherwise, to the commitments of the Lender, its obligations hereunder and its funding of the Term Facility other than as expressly referred to in the foregoing sentence.

3.2	The Term Facility is made on a certain funds basis, as set out in the Term Sheet, during the Certain Funds Period. Accordingly, and notwithstanding anything to the contrary herein or in any other Commitment Document or the Facility Agreement, during the Certain Funds Period, the only conditions to utilisation of the Commitments are as expressly set out in paragraph 3 (Conditions) of this letter. None of the Commitment Documents, the Facility Agreement or the other Finance Documents shall contain any material adverse effect conditionality in respect of the Commitments.

3.3	The Lender is pleased to confirm that:

(a)	its credit committee and all other internal bodies or committees have given full approval for underwriting and/or funding the Term Facility on the terms set out in the Commitment Documents, and performing all of its duties, roles and obligations as contemplated by the Commitment Documents (including but not limited to all client identification procedures in respect of the Company required in connection with the Merger, the Term Facility and the transactions contemplated therein (together, the Transaction) in compliance with applicable laws, regulations and internal requirements (including, without limitation, all applicable money laundering rules)); and

(b)	it has completed all approvals processes and received all final internal and regulatory approvals required to execute the Commitment Documents.

4.	Finance Documents

4.1	The Term Facility shall be documented in a facility agreement (to be prepared by the counsel to the Lender) (the Facility Agreement), the related security documents and ancillary documents (together, the Finance Documents) in respect of the Term Facility, reflecting the terms and conditions set out in the Term Sheet and other terms as mutually agreed.

4.2	The Lender and the Company agree to negotiate in good faith to finalise and enter into the Facility Agreement and all other Finance Documents in respect of the Term Facility that are required to be entered into as a condition precedent to initial utilisation under the Facility Agreement on terms consistent with the Commitment Documents promptly after the date of this letter.

4.3	We agree that the provisions of the Facility Agreement in respect of the Term Facility shall, save as otherwise provided for in the Commitment Documents, be based on a recent precedent facility agreement of the Company or any of its affiliates and as specified by the Company (the Relevant Precedent Facility Agreement), amended to take into account the terms set out in the Term Sheet having regard (acting reasonably and in good faith) to any deal specific issues relating to the Transaction, the operational and strategic requirements of the Group in light of the proposed business plan, and the business of the Target Group, including, without limitation the business, conditions (financial or otherwise) or assets of the Target and the Target Group, provided that if, despite negotiation in good faith, we are not able to reach agreement on the inclusion of the commercial substance of any provision or provisions of the Relevant Precedent Facility Agreement in the Facility Agreement, the relevant language included in the Facility Agreement shall be that from the current standard form APLMA Single Currency Term Facility Agreement (the APLMA Facility Agreement) or if the APLMA Facility Agreement is silent on a particular point, the relevant language shall be that reasonably requested by the Lender.

4.4	If it becomes illegal in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by the Commitment Documents or to fund or issue the Term Facility, the Lender shall (i) promptly notify the Company upon becoming aware of that event and (ii) in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in the Term Facility not being available including (but not limited to) transferring its rights and obligations under the Commitment Documents to one or more of its affiliates. A Lender is not obliged to take any steps under paragraph (ii) above if, in its opinion (acting reasonably), to do so might be materially prejudicial to it.

4.5	The Lender undertakes to promptly execute all documents and other evidence to which the Lender is a party which are in agreed form and have been delivered by the Company to satisfy a condition precedent to initial utilisation under the Facility Agreement.

5.	Indemnity

5.1	Subject to paragraphs 5.2 and 5.3 below, whether or not the Merger (in whole or in part) is consummated or any Finance Document is signed or a utilisation is made thereunder, you agree to indemnify and hold harmless, within 10 business days of demand, the Lender and its affiliates and its and their respective directors, officers, employees and agents (each an Indemnified Person) against any loss, claim, damages or liability (each a Loss) incurred by or awarded against such Indemnified Person, in each case, arising out of or in connection with the entry into and performance by the Lender of its obligations under the Commitment Documents (including in connection with the underwriting of the Term Facility) or otherwise in respect of any part of the Transaction (but, in each case, excluding any loss of profit) or any actual or threatened claim, dispute, proceedings or litigation relating to any of the foregoing whether or not any Indemnified Person is a party to the same (including, but not limited to, the reasonable fees and expenses of legal counsel to such Indemnified Person incurred in investigating or defending any such loss, claim, damages or liability).

5.2	As to any Indemnified Person, you will not be liable under paragraph 5.1 of this paragraph 5 (Indemnity) above for any Loss (including, without limitation, legal fees) incurred by or awarded against such Indemnified Person arising from (i) the gross negligence, wilful misconduct or fraud of such Indemnified Person (as determined by a court of competent jurisdiction) or (ii) any breach by such Indemnified Person of any terms of the Commitment Documents (as determined by a court of competent jurisdiction). You shall not be responsible or liable to any person for indirect or consequential losses or damages.

5.3	You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your affiliates for or in connection with the transactions contemplated by this letter, except following your acceptance of this letter, to the extent arising from the gross negligence, wilful misconduct or fraud of any Indemnified Person or a breach by any Indemnified Person of any terms of the Commitment Documents (including any failure to perform their obligations under any Commitment Document) (as determined by a court of competent jurisdiction). No Indemnified Person shall be responsible or liable to you or any of your affiliates for indirect or consequential losses or damages.

5.4	Each Indemnified Person shall promptly notify you upon becoming aware of any circumstances which may give rise to a claim for indemnification and shall consult with you with respect to the conduct of any claim, dispute, proceedings or litigation, in each case to the extent permissible by law and without prejudicing their legal privilege.

5.5	An Indemnified Person may rely on and enforce this paragraph 5 (Indemnity).

5.6	Your obligations under this paragraph 5 (Indemnity) shall be superseded by the terms of the indemnities to be contained in the Facility Agreement in respect of the Term Facility once the Facility Agreement has been signed (other than in respect of any prior existing claims made under this paragraph 5 (Indemnity), which shall continue).

5.7	The Company agrees that:

(a)	it is not relying on any communication (written or oral) from the Lender (in such capacity) as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction; and

(b)	it is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction.

6.	Confidentiality and Conflicts

6.1	Neither you or us may, without the prior written consent of the other parties to this letter, disclose the Commitment Documents or any of their terms in whole or in part to any person, other than:

(a)	to:

(i)	the Lender and you and any of your affiliates;

(ii)	any of your direct or indirect shareholders and to any actual or potential direct or indirect investor in the Company;

(iii)	the Target’s board and special committee of the Target (the Special Committee) in respect of the Merger, their advisors, and any Target employee authorised by the Target’s board or the Special Committee; and

(iv)	any affiliate (including a head office, branch and representative office), representative, officer, employee, insurer, insurance brokers, service providers professional adviser and/or auditor of any of the foregoing, in each case on a confidential basis in connection with the Merger and the Term Facility;

(b)	as required by law or regulation government, quasi-government, administrative, regulatory or supervisory body or authority, court or tribunal (including disclosure requirements under applicable stock exchange, listing or takeover regulations) or if required in connection with any legal, administrative or arbitration proceedings or other investigations, proceedings or disputes arising out of or in connection with the Commitment Documents or the Term Facility; and

(c)	in the case of this letter and the Term Sheet only, to the Target, the Company, the Merger Subsidiary and any shareholder who is considering a sale of shares in the Target to the Merger Subsidiary, and any affiliates and advisers of the foregoing in connection with the Merger provided that the Lender shall not have any responsibility or liability under the Commitment Documents to any person other than you or any person you may assign or transfer your rights and obligations under the Commitment Documents to in accordance with paragraph 9.4.

6.2	The Lender or its affiliate (the Lender Group) shall not use confidential information obtained from you, the Target Group or any of your affiliates or advisers in relation to the Commitment Documents, the Transaction or the Term Facility in connection with the performance of services for any other persons and will not furnish such information to other persons except as permitted under this paragraph 6 (Confidentiality and Conflicts). No member of the Lender Group has any obligation to use, or furnish to you or any of your affiliates or any other person, any information obtained from other persons or any details of such other person in connection with the Merger or its financing and the services being provided to them.

6.3	Subject to paragraph 10 (No Announcements) and the terms of the Commitment Documents, all publicity in connection with the Term Facility shall be managed by the Lender in consultation with you.

6.4	The confidentiality obligations under this paragraph 6 (Confidentiality and Conflicts) shall survive the termination of this letter and remain in full force and effect until the date that is two years after the date of this letter but shall otherwise be superseded by the equivalent confidentiality obligations included in the Facility Agreement.

6.5	You acknowledge that members of the Lender Group may act in more than one capacity in relation to the transactions contemplated by the Commitment Documents and may have conflicting interests in respect of such different capacities. You further acknowledge that members of the Lender Group may be full service financial services firms and may provide or engage in, amongst other business, debt financing, equity capital, financial advisory services, investment management, equity and debt security trading both for clients and as principal, securities offerings, brokerage services, hedging, principal investment and financial planning and benefits counselling in each case to other persons with whom you or your affiliates may have conflicting interests in this or other transactions. In the ordinary course of its trading, brokerage and financing activities or otherwise, a member of the Lender Group may trade positions or otherwise effect transactions, for its own account or the account of customers, in equity, debt, loans or other securities of you or the Target Group or of any other company from time to time and exercise voting rights as they see fit.

6.6	Neither the relationship described in this letter nor the services provided by any member of the Lender Group to you on any other matter will give rise to any fiduciary, advisory, equitable or contractual duties (including, without limitation, any duty of confidence) which could prevent or hinder any member of the Lender Group providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. Accordingly, except for a breach of paragraph 6.2 above, in no circumstances shall any member of the Lender Group have any liability by reasons of it or any of its affiliates conducting such other businesses, acting in their own interests or in the interests of other clients in respect of matters affecting you or your affiliates or any other person the subject of this engagement or referred to in this letter, including where, in so acting, any member of the Lender Group acts in a manner which is adverse to the interests of you or any other person which is the subject of this engagement or which is referred to in this letter. Furthermore, no member of the Lender Group will be required to account to you or any member of the Group for any payment, remuneration, profit or benefit it obtains as a result of acting in the ways referred to above.

7.	Period of offer

If the Company does not accept the offer made by the Lender in this letter by signing and faxing or scanning and emailing countersigned copies of this letter, marked for the attention of Bei ZHOU and Yuan YAO at bonniezhoubei@cmbchina.com and maggieyy86@cmbchina.com before 11.59 pm Hong Kong time on the tenth (10th) day after the date on which this letter signed by the Lender is delivered to the Company (the Acceptance Date), such offer shall terminate on that date unless the Acceptance Date is extended by us in writing.

8.	Termination

8.1	Following acceptance in writing by the Company in the manner set out in paragraph 7 above to the offer in this letter, either party may terminate its respective obligations under the Commitment Documents upon prior written notice if:

(a)	the Company notifies the Lender (which it shall do so as soon as reasonably practicable) that (i) it has conclusively and definitively withdrawn and terminated its (and any of its affiliates’) bid for the entire issued share capital of the Target, (ii) the Special Committee have notified the Company’s (and any of its affiliates’) offer for the Target Group is conclusively and definitively rejected, (iii) the Special Committee conclusively and definitively terminates such merger process or (iv) the Merger Agreement is terminated in accordance with the terms thereof;

(b)	subject to payment of the Break-up Fee (as defined in the Term Sheet), the Company (or the Sponsors on its behalf) notifies the Lender (which it shall do so as soon as reasonably practicable) that it has used, is obligated to use, or has irrevocably decided to use the financing commitments from any financial institution(s) other than the Lender to finance the Total Transaction Considerations;

(c)	the Initial Utilisation Date has occurred;

(d)	Completion has not occurred by 11.59 pm Hong Kong time on 14 July 2026 (as such time and date may be extended from time to time with the consent of the Lender (such consent not to be unreasonably withheld or delayed)); or

(e)	the Company fails to comply with any terms of this letter in any material respect and has not remedied such failure to comply within 30 days of a written notice from the Lender.

8.2	This paragraph 8.2 and paragraphs 5 (Indemnity), 6 (Confidentiality and Conflicts), 11 (Third Party Rights) and 12 (Governing law and jurisdiction)) of this letter shall survive any termination or cancellation (for whatever reason) of this letter.

9.	Miscellaneous

9.1	The Commitment Documents supersede any prior understanding or agreement relating to the Term Facility and comprise the entire agreement between us.

9.2	The Commitment Documents may not be amended except in writing signed by each of the parties to the relevant Commitment Document.

9.3	No failure to exercise, nor delay in exercising any right or remedy under the Commitment Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of any right or remedy. The rights and remedies provided in each Commitment Document are cumulative and not exclusive of any rights or remedies provided by law.

9.4	No party may assign or transfer rights or obligations under the Commitment Documents without the consent of the other parties and any attempted assignment or transfer without such consent is void and unenforceable.

9.5	Any Commitment Document may be signed in any number of counterparts. This has the same effect as if the signatures were on a single copy of that Commitment Document.

9.6	If a term of any Commitment Document becomes illegal, invalid or unenforceable in any jurisdiction that will not affect the legality, validity or enforceability of (i) any other term of the Commitment Documents or (ii) that term in any other jurisdictions.

9.7	The Lender is not acting as a fiduciary for, or providing any legal, tax accounting, actuarial or regulatory advice to, you or any of your affiliates in connection with the Transaction.

9.8	You have made your own independent decision to enter into, and are not relying on any communication from any Lender, in its capacity as a Lender, as advice or recommendation to enter into, the transactions contemplated in the Commitment Documents. The Lender makes no representation or warranty as to the profitability or expected results of the transactions contemplated in the Commitment Documents.

9.9	Except as otherwise provided in the Commitment Documents, no fees or compensation in connection with the Facility or any other financing of the Merger shall be payable to anyone without our prior written consent.

10.	No Announcements

No party shall make (and shall cause each of its affiliates not to make) any public announcement regarding any or all of the Transaction or the Term Facility without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange). On and after the date on which the Merger is publicly announced or disclosed, the Lender shall consult with the Company and provide the Company a reasonable opportunity to review and comment on (and reasonably consider such proposed comments) prior to disclosing, at its own expense, its participation in the Term Facility, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

11.	Third Party Rights

11.1	Except as expressly stated otherwise in paragraph 5 (Indemnity) above or any other provision of any Commitment Documents, the terms of any Commitment Document may be enforced or relied on only by a party to it or such party’s successors or permitted assigns and the terms of the Contracts (Rights of Third Parties) Ordinance (Cap. 623) are excluded.

11.2	Notwithstanding the rights of Indemnified Persons under paragraph 5 (Indemnity) above, any of the Commitment Documents may at any time be amended, waived, rescinded or terminated by the parties thereto without the consent of any person who is not a party thereto.

12.	Governing law and jurisdiction

12.1	The Commitment Documents are governed by Hong Kong law.

12.2	Each party submits, for the benefit of the other parties, to the exclusive jurisdiction of the Hong Kong courts for the resolution of any dispute or proceedings arising out of or in connection with any of the Commitment Documents (including any dispute relating to non-contractual obligations arising out of or in connection with any Commitment Documents).

To accept this offer please sign and return to the Lender a copy of this letter.

If this offer is not so accepted, you are directed to return the Commitment Documents (and any copies) to the Lender immediately.

If you agree to the above, please acknowledge your agreement and acceptance of this letter by signing and returning the enclosed copy of this letter countersigned by you.

Yours faithfully,

/s/ Shiqiang Shen

For and on behalf of

China Merchants Bank Haikou Branch (招商银行股份有限公司海口分行) as Lender

By: Shiqiang Shen (沈世强)

Title: Bank president

Accepted and Agreed.

/s/ Rikizo Matsukawa

For and on behalf of

Mobile Charging Investment Limited

Date: 31 October 2025